UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-A/A
FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

NOVATION COMPANIES, INC.
(Exact name of registrant as specified in its charter)

Maryland	74-2830661
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

2114 Central Street, Suite 600, Kansas City, MO 64108
(Address of principal executive offices) (Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:	None

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box.	☐

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box.	☑

Securities Act registration statement file number to which this form relates:

Securities to be registered pursuant to Section 12(g) of the Act:	Preferred Stock Purchase Rights

SECOND AMENDMENT TO FORM 8-A
Novation Companies, Inc. (formerly NovaStar Financial, Inc.), a Maryland corporation (the “Company”), hereby amends the following items, exhibits or other portions of Form 8-A filed on September 21, 2011, as amended by Form 8-A/A filed on June 20, 2014, related to the Rights Agreement with Computershare Trust Company, N.A., as Rights Agent (the “Rights Agent”), dated September 15, 2011, (the “Rights Agreement”), as set forth in Item 1 below.
The Company entered into the Rights Agreement in an effort to deter acquisitions of the Company’s common stock, par value $0.01 per share (“Common Stock”) that would potentially limit the Company’s ability to use its net loss carryforwards (“NOLs”) to reduce potential future federal income tax obligations. The Company’s ability to use its NOLs may be negatively affected if there is an “ownership change,” as defined under Section 382 of the Internal Revenue Code of 1986, as amended. In general, this would occur if certain ownership changes related to Company Common Stock that is held by five percent or greater shareholders exceed 50%, measured over a rolling three-year period.
As of December 31, 2014, the Company had a federal net operating loss of approximately $650.1 million, that will expire in 2025 through 2034. Because the Company maintains a full valuation allowance against its deferred tax assets, no portion of the deferred tax asset attributable to the NOLs is currently recognized on the Company’s balance sheet in accordance with FASB ASC Topic 740. While the Company cannot estimate the exact amount of NOLs that it will be able use to reduce future income tax liability because the Company cannot predict the amount and timing of future taxable income, the Company believes the NOLs are a very valuable asset.
On June 20, 2014, the Company entered into a First Amendment to Rights Agreement (the “First Amendment”) that amended the Rights Agreement to extend the expiration of the Rights Agreement through June 28, 2016. After careful consideration, the Board of Directors determined that the most effective way to protect the significant potential long-term tax benefits presented by the NOLs was to seek shareholder approval to (i) adopt an amendment to the Company’s Articles of Amendment and Restatement (the “Protective Amendment”) that renews language in the Articles designed to protect the long-term tax benefits presented by the Company’s NOLs and (ii) amend the Rights Agreement to extend its expiration through the expiration of the Protective Amendment and to make certain other clean-up changes described below. The shareholders of the Company approved these measures at the annual meeting of the shareholders on July 21, 2015 and the Protective Amendment was filed with the State of Maryland on July 23, 2015.
Item 1        Description of Registrant’s Securities to be Registered.
Reference is hereby made to the Registration Statement on Form 8-A filed with the Securities and Exchange Commission (File No. 000-22897) on September 21, 2011, and that First Amendment to Form 8-A filed with the Securities and Exchange Commission (File No. 000-22897) on June 20, 2014 (as amended, the “Original Form 8-A”), by the Company. The Original Form 8-A is incorporated herein by reference.
On August 24, 2015, the Company and the Rights Agent executed a Second Amendment (the “Second Amendment”) to the Rights Agreement. The Second Amendment extended the duration of the Rights Agreement to July 23, 2018. The Second Amendment also removed Jefferies Capital Partners IV LP (“Jefferies”) from the definition of “Exempt Person” under the Rights Agreement because it has distributed its shares of Common Stock to certain of its affiliates, such that, to the knowledge of the Company, neither Jefferies nor any of its affiliates is an owner of more than 4.9% of the Company’s Common Stock.
The Second Amendment is attached hereto as Exhibit 4.3, and the Rights Agreement and the First Amendment are incorporated herein by reference. The foregoing descriptions of the Rights Agreement and the Second Amendment do not purport to be complete and are qualified in their entirety by reference to the respective exhibits.
Item 2     Exhibits.

Exhibit Number	Description
4.1	Rights Agreement, dated September 15, 2011, by an between the Company and Computershare Trust Company, N.A., as Rights Agent (incorporated by reference to Form 8-A filed on September 21, 2011).
4.2	First Amendment to Rights Agreement, dated as of June 20, 2014 (incorporated by reference to Form 8-A/A filed on June 20, 2014).
4.3	Second Amendment to Rights Agreement, dated as of August 24, 2015.

SIGNATURE
Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

NOVATION COMPANIES, INC.

DATE: August 28, 2015	/s/ Rodney E. Schwatken
Rodney E. Schwatken Chief Executive Officer